Via Edgar

January 14, 2022

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Amended Preliminary Proxy Statement on Schedule 14A Filed December 30, 2021 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 12, 2022 (the “Comment Letter”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 4 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”) or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 19

1.	Refer to prior comment 3. Please revise the disclosure to clearly disclose the total consideration to be paid, as previously requested.

Response: Changes in response to the Staff’s comment have been reflected on page 21 of the Amended Proxy Statement.

Risks Related to ROCR and the Business Combination, page 53

2.	We reissue prior comment 4. Please revise the sensitivity analysis to show a range of interim redemption levels.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 59.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:       Gordon Roth
Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP